Westbury Bancorp, Inc.

200 South Main Street

West Bend, Wisconsin 53095

February 7, 2013

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westbury Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-184594)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Westbury Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on Monday, February 11, 2013 at 11:00 a.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kirk J. Emerich
Kirk J. Emerich
Senior Vice President and Chief Financial Officer

[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

February 7, 2013

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westbury Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-184594)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Westbury Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 11:00 a.m. on February 11, 2013, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Allan D. Jean
Name: Allan D. Jean
Title: Vice President